COOK PINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	32,047
Prepaid expenses		3,890
Total assets	$	35,937

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	175
Members' equity		35,762
Total liabilities and members' equity	$	35,937

The accompanying notes are an integral part of these financial statements.